First Internet Bancorp NASDAQ: INBK Common Equity Offering September 14, 2017 Issuer Free Writing Prospectus dated September 14, 2017 Filed Pursuant to Rule 433 Supplementing Preliminary Prospectus Supplement dated September 14, 2017 Registration Statement No. 333-219841

Offering Disclosure This presentation has been prepared by First Internet Bancorp (“First Internet” or the “Company”) solely for informational purposes based on information regarding its operations, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of First Internet and does not purport to contain all of the information that may be relevant or material to an interested party’s investment decision. In all cases, interested parties should conduct their own investigation and analysis of First Internet, the information set forth in this presentation, the information included in or incorporated by reference into the prospectus supplement and accompanying prospectus, and other information provided by or on behalf of First Internet. Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the securities of First Internet or determined if this presentation or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities of First Internet are not deposits or insured by the FDIC or any other agency. Except where information is provided as of a specified date, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. First Internet believes that such information is accurate and that the sources from which it has been obtained are reliable. First Internet cannot guarantee the accuracy of such information, however, and has not independently verified such information. First Internet has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that First Internet has filed with the SEC for more complete information about First Internet and the offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting First Internet or by contacting Keefe, Bruyette & Woods, A Stifel Company, at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, 1-800-966-1559; from FIG Partners, LLC at 1475 Peachtree Street NE, Suite 800, Atlanta, GA 30309, 1-404-601-7200; or from Hovde Group, LLC at 120 W. Madison Street, Suite 1200, Chicago, IL 60602, 1-312-361-1810. 2

Forward-Looking Statements To the extent that statements in this presentation relate to future plans, objectives, financial results or performance of First Internet, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “target,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “contemplate,” “continue,” “may” or other words and similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about actual or potential future income, market size, collaborations, and trends or operating results also constitute such forward looking statements. The Company’s actual strategies, results and financial condition in future periods may differ materially from those currently expected due to various risks and uncertainties. Forward looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward looking statements. The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward looking statements: the use of proceeds from any sale of securities by the Company; general economic conditions, whether national or regional, and conditions in the lending markets in which the Company participates that may have an adverse effect on the demand for loans and other products; the Company’s credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that the Company owns or that is the collateral for its loans; failures of or interruptions in the communication and information systems on which we rely to conduct our business that could reduce our revenues, increase our costs or lead to disruptions in our business; the Company’s plans to grow its commercial real estate banking, commercial and industrial banking and public finance loan portfolios, which may carry greater risks of non-payment or other unfavorable consequences; and the Company’s dependence on capital distributions from its subsidiary First Internet Bank; and the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of the prospectus supplement and the “Risk Factors” sections contained in our reports filed with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the prospectus. Consequently, no forward-looking statement can be guaranteed. We do not undertake, and specifically disclaim, any obligation to update any forward looking statements to reflect events or circumstances occurring after the date of such statements other than as may be required by applicable law or regulation. 3

Non-GAAP Financial Measures 4 This presentation contains financial information determined by methods other than in accordance with U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures, specifically tangible common equity (TCE), tangible assets (TA), tangible book value per common share, average tangible common equity, return on average tangible common equity (ROATCE), tangible common equity to tangible assets, pre-tax, pre-provision earnings, net interest income-FTE and net interest margin-FTE are used by the Company’s management to measure the strength of its capital and its ability to generate earnings on tangible capital invested by its shareholders. Although management believes these non-GAAP measures provide a greater understanding of its business, they should not be considered a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the table at the end of this presentation under the caption “Reconciliation of Non-GAAP Financial Measures.”

Offering Summary 5 Issuer: Exchange / Ticker: Offering Format: Security: Base Deal Value: Use of Proceeds: Lead Bookrunner: Co-Managers: Lock-Up: First Internet Bancorp NASDAQ: INBK Follow-On Common Stock $40 million (100% Primary) General corporate purposes, which may include providing capital to support our growth organically or through strategic acquisitions, repayment of indebtedness, financing investments and capital expenditures, and for investments in the Bank as regulatory capital 60 days Keefe, Bruyette & Woods, A Stifel Company FIG Partners, LLC and Hovde Group, LLC Overallotment: 15% (100% Primary)

Corporate Overview Corporate Summary First Internet Bank launched in 1999 First state-chartered FDIC-insured Internet bank Headquartered in Fishers, IN with an office in Tempe, AZ Industry pioneer in branchless delivery of consumer and commercial banking services Nationwide deposit and lending footprint Experienced management team Strong balance sheet and earnings growth 6 2Q17 Financial Information Total assets $2.4 billion Total loans $1.7 billion Total deposits $1.7 billion TCE / tangible assets 1 6.70% NPLs / total loans 0.20% ROAA 0.73% ROATCE 1 10.25% Market capitalization 2 $200.3 million Dividend yield 2 0.8% NASDAQ Global Select Market INBK 1 See Reconciliation of Non-GAAP Financial Measures 2 Market valuation data as of September 11, 2017

Performance Summary 7 Strong balance sheet growth has driven increased earnings and overall growth in tangible book value per share 1 1Q17 and 2Q17 amount reflects full impact of offering of 945,000 shares of common stock in December 2016 2 See Reconciliation of Non-GAAP Financial Measures Diluted Earnings Per Share 1 Pre-Tax, Pre-Provision Earnings 2 Tangible Book Value Per Share 2 Total Assets Total Loans Total Deposits $0.51 $0.50 $0.53 $0.57 $0.55 $0.64 $0.43 $0.61 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 $4,006 $4,219 $4,676 $5,179 $6,823 $5,637 $4,890 $6,787 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Dollars in thousands $1,166 $1,270 $1,528 $1,702 $1,824 $1,854 $2,053 $2,381 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Dollars in millions $877 $954 $1,041 $1,112 $1,199 $1,251 $1,433 $1,698 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Dollars in millions $21.90 $22.24 $22.93 $23.67 $23.94 $23.04 $23.52 $24.43 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 $900 $956 $1,243 $1,389 $1,494 $1,463 $1,557 $1,732 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Dollars in millions

Differentiated Business Model Nationwide consumer banking provider Proven online / mobile retail deposit platform using scalable technology backed by exceptional customer service Low cost delivery channel creates customer value through competitive rates and low fees Commercial banking franchise focused on select local and national markets 8 National, award-winning online direct-to-consumer mortgage banking platform National, niche consumer lending segments with solid yields and asset quality Asset class and geographic diversity provides ability to generate top tier balance sheet and revenue growth funded by a loyal, efficient and growing deposit base Local National C&I – Central Indiana C&I – Arizona Investor CRE – Central Indiana Construction – Central Indiana Single tenant lease financing Public finance

Components of a Diversified Growth Engine 9 Contribution to Total 2Q16 Loan Growth of $71 Million Contribution to Total 2Q17 Loan Growth of $265 Million 2017: Balanced Growth – Reduced CRE Concentration – High Credit Quality 77% 28% 5% - 10% Single Tenant Lease Consumer Other Commercial Mortgage/Home Equity 38% 31% 17% 8% 6% Public Finance Single Tenant Lease Mortgage/Home Equity Consumer Other Commercial

Strategic Objectives Drive revenue growth and positive operating leverage Achieve consistent strong profitability Deploy capital in an accretive manner focused on building shareholder value Capitalize on consumer trends by capturing greater deposit market share among digital banking adopters Maintain strong asset quality and focus on disciplined risk management Expand asset generation channels to supplement growth and increase profitability Continue investing in technology to remain a digital banking leader and increase efficiency 10

11 Corporate Recognition First Internet Bank has been recognized for its innovation and is consistently ranked among the best banks to work for, enhancing its ability to attract and retain top-level talent TechPoint 2016 Mira Award “Tech-enabled Company of the Year” Top 10 finalist – 2016 Indiana Public Company of the year presented by the CFA Society and FEI Magnify Money ranked #1 amongst 2016 Best Banking Apps (Banker’s “Online Direct Banks”) American Best Banks to Work For” 2016 2015 2014 2013 Workplace Dynamics’ “Indianapolis Star Top Workplaces” 2016 2015 2014 “Best Places to Work in Indiana” 2017 2016 2013 Mortgage Technology 2013 awarded top honors in the Online Mortgage Originator category

Consistent Balance Sheet Growth 12 Execution of the business strategy has driven consistent and sustainable balance sheet growth CAGR: 34.1% CAGR: 41.3% CAGR: 30.0% CAGR: 24.6% Total Assets Total Loans Total Deposits Shareholders' Equity $636 $802 $971 $1,270 $1,854 $2,381 2012 2013 2014 2015 2016 2Q17 Dollars in millions $358 $501 $732 $954 $1,251 $1,698 2012 2013 2014 2015 2016 2Q17 Dollars in millions $531 $673 $759 $956 $1,463 $1,732 2012 2013 2014 2015 2016 2Q17 Dollars in millions $61 $91 $97 $104 $154 $164 2012 2013 2014 2015 2016 2Q17 Dollars in millions

Five Year Balance Sheet Growth Five year balance sheet growth rates far exceed the median rates for similar institutions INBK growth over this period has been primarily organic as opposed to through acquisitions 13 Source: Company data and SNL Financial; financial data as of June 30, 2017; peer data represents median value of component companies. SNL Micro Cap US Banks represent publicly traded micro cap banks with a market capitalization of less than $250 million; peer data based on index components as of June 30, 2017. Five Year Total Asset Growth Five Year Total Loan Growth Five Year Total Deposit Growth 389% 58% INBK SNL Micro Cap US Banks 232% 45% INBK SNL Micro Cap US Banks 282% 43% INBK SNL Micro Cap US Banks

Earnings and Profitability 14 The Company remains focused on driving earnings growth and improving profitability 1 See Reconciliation of Non-GAAP Financial Measures Net Income Net Interest Margin - FTE 1 Return on Average Assets Return on Average Tangible Common Equity 1 $2,323 $2,278 $2,432 $2,834 $3,098 $3,710 $2,832 $4,001 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Dollars in thousands 2.86% 2.87% 2.80% 2.43% 2.47% 2.48% 2.57% 2.53% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 0.82% 0.74% 0.72% 0.71% 0.71% 0.81% 0.60% 0.73% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 9.58% 9.14% 9.63% 10.07% 9.41% 11.24% 7.65% 10.25% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17

Increasing Economies of Scale 15 Scalable, technology-driven model delivers increasing efficiency and is a key component driving improved operating leverage Net Interest Income Noninterest Expense / Average Assets Efficiency Ratio Total Assets Per FTE 2.19% 2.11% 2.08% 1.98% 1.93% 1.77% 1.85% 1.63% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 60.8% 60.6% 60.0% 61.2% 55.2% 59.1% 64.0% 56.8% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 $7.6 $8.4 $9.4 $9.6 $9.5 $9.7 $10.3 $12.1 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Dollars in millions $7,839 $8,568 $9,141 $9,306 $10,338 $10,904 $11,457 $12,974 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Dollars in thousands

Loan Portfolio Overview



Commercial and industrial[1]
Commercial real estate
Single tenant lease financing
Public finance
Residential mortgage/HE/HELOCs
Consumer
2014: 15%, 7%, 26%, 38%, 14%
2015: 15%, 7%, 39%, 27%, 12%
2Q16: 14%, 6%, 45%, 22%, 13%
3Q16: 13%, 6%, 48%, 20%, 13%
4Q16: 13%, 5%, 49%, 19%, 14%
1Q17: 11%, 4%, 47%, 5%, 20%, 13%
2Q17: 11%, 3%, 44%, 11%, 19%, 12%

Dollars in thousands	2014	2015	2Q16	3Q16	4Q16	1Q17	2Q17
Commercial loans							
Commercial and industrial	$ 77,232	$ 102,000	$ 111,130	$ 107,250	$ 102,437	$ 97,487	$ 110,379
Owner-occupied commercial real estate	34,295	44,462	46,543	45,540	57,668	62,887	66,952
Investor commercial real estate	22,069	16,184	12,976	12,752	13,181	8,510	10,062
Construction	24,883	45,898	53,368	56,391	53,291	49,618	45,931
Single tenant lease financing	192,608	374,344	500,937	571,972	606,568	665,382	747,790
Public finance	-	-	-	-	-	77,995	179,873
Total commercial loans	351,087	582,888	724,954	793,905	833,145	961,879	1,160,987
Consumer loans							
Residential mortgage	220,612	214,559	202,107	200,889	205,554	246,014	292,997
Home equity	58,434	43,279	38,981	37,849	35,036	34,925	33,312
Trailers	63,288	67,326	74,777	78,419	81,186	86,692	94,036
Recreational vehicles	30,605	38,597	44,387	49,275	52,350	57,234	63,514
Other consumer loans	3,201	2,389	22,592	35,464	39,913	44,265	51,052
Total consumer loans	376,140	366,150	382,844	401,896	414,039	469,130	534,911
Net def. loan fees, prem. and disc.	5,199	4,821	3,824	3,131	3,605	2,181	2,523
Total loans	$ 732,426	$ 953,859	$ 1,111,622	$ 1,198,932	$ 1,250,789	$ 1,433,190	$ 1,698,421

[1] Includes commercial and industrial and owner-occupied commercial real estate balances

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FIRST INTERNET BANCORP

Commercial Real Estate Single tenant lease financing overview: Long term lease financing of single tenant properties occupied by financially strong lessees Originations / commitments over the past twelve months exceeded $279 million Nationwide platform provides ability to capitalize on national correspondent network Expertise in asset class with streamlined execution and credit process Strong historic credit performance Average portfolio LTV of approximately 52% 17 Commercial real estate balances increased $236.5 million, or 41.7%, since 2Q16 Single Tenant Lease Financing Portfolio Diversity As of % of Dollars in millions June 30, 2017 total Single tenant lease financing $747.8 93.0% Construction 45.9 5.7% Investor commercial real estate 10.1 1.3% Total commercial real estate $803.8 100.0% 9.0% 8.0% 7.0% 4.5% 3.8% 67.7% Walgreen's Red Lobster CVS Rite Aid Burger King All others 16.7% 7.7% 7.1% 6.3% 5.8% 56.4% Texas Florida Georgia California North Carolina All others

Commercial and Industrial Commercial and industrial overview: Originations / commitments over the past twelve months exceeded $82 million Primarily serves the borrowing and treasury management needs of small and middle-market businesses Seasoned banking team leverages market knowledge and experience to serve clients in a relationship-based approach Business line built organically, adding select personnel with specialized product or market expertise Indiana team focuses on central Indiana and ancillary Midwestern markets Added to Arizona team to further enhance origination efforts Strong credit performance to date 18 Commercial and industrial balances increased $19.7 million, or 12.5%, since 2Q16 As of % of Dollars in millions June 30, 2017 total Commercial and industrial $110.4 62.2% Owner-occupied CRE 67.0 37.8% Total commercial and ind. $177.4 100.0% Commercial & Industrial Balances $55.2 $77.2 $102.0 $102.4 $110.4 $18.1 $34.3 $44.5 $57.7 $67.0 2013 2014 2015 2016 2Q17 Commercial and industrial Owner-occupied CRE Dollars in millions $73.3 $111.5 $146.5 $177.4 $160.1

Public Finance Public finance overview: Launched in January 2017 Provides a range of credit solutions for government and not-for-profit entities Borrowers’ needs include short-term financing, debt refinancing, infrastructure improvements, economic development and equipment financing Initial efforts have focused on borrowers in Indiana and contiguous states Recent team additions will strengthen efforts in equipment and energy finance and build out nationwide platform 19 Public finance originations during 2017 have totaled $181.0 million year-to-date Portfolio Composition Borrower Credit Rating Public Finance Balances $78.0 $179.9 1Q17 2Q17 Dollars in millions 41.2% 23.7% 5.4% 10.0% 5.7% 4.5% 9.5% General Obligation Water & sewer revenue Income Tax supported loans Public higher education facilities Essential use equipment loans Short term financing (BAN) Gaming revenues 44.8% 25.4% 7.0% 9.5% 13.3% AA+/Aa1 A+/A1 A/A2 BBB+/Baa1 NR 41.2% 23.7% 5.4% 10.0% 5.7% 4.5% 9.5% General Obligation/G.O. Equivalent Water & sewer revenue Income Tax supported loans Public higher education facilities Essential use equipment loans Short term financing (BAN) Gaming revenues

Residential Mortgage 20 Last 12 Months of Mortgage Originations – Regional Distribution Award-winning national online origination platform Highly efficient application and underwriting process Sales and marketing efforts re-focused on purchase mortgage business Full range of residential mortgage and home equity products Central-Indiana based construction loan program 22.4% 12.6% 25.3% 20.3% 19.4%

Residential Mortgage Origination Volumes 21 Refinance vs. Purchase Loans Held-for-Sale vs. Portfolio Loans Dollars in thousands Amounts represent closed originations 70% 71% 75% 78% 57% 42% 30% 29% 25% 22% 43% 58% $0 $25,000 $50,000 $75,000 $100,000 $125,000 $150,000 $175,000 $200,000 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Refinance Purchase 95% 97% 98% 94% 63% 72% 5% 3% 2% 6% 37% 28% $0 $750 $1,500 $2,250 $3,000 $3,750 $4,500 $5,250 $6,000 $0 $25,000 $50,000 $75,000 $100,000 $125,000 $150,000 $175,000 $200,000 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 HFS Portfolio Mortgage Banking Revenue

Nationwide Branchless Deposit Franchise 22 Total Deposits – $1.7 Billion – Regional Distribution As of June 30, 2017 Nationwide consumer, small business and commercial deposit base Scalable technology and customer convenience supported by exceptional service Deposit relationships in all 50 states, including desirable metropolitan markets Average consumer interest checking account balance of $17,200 far exceeds the national average $286.2 million 16.5% $148.0 million 8.6% $673.6 million 38.9% $327.7 million 18.9% $296.6 million 17.1% $2.2 million of balances in US territories/Armed Forces included in headquarters/Midwest balance

Deposit Composition Total deposits increased $343.2 million, or 24.7%, since 2Q16 Treasury management, small business deposits and municipal deposits provide significant opportunities for increasing lower-cost deposits 23 Total Deposits - $1,732.1 Million As of June 30, 2017 Total Non-Time Deposits - $553.3 Million As of June 30, 2017 $36.6 2% $94.7 6% $35.8 2% $386.2 22% $1,178.8 68% Noninterest-bearing deposits Interest-bearing demand deposits Savings accounts Money market accounts Time deposits $64.9 12% $139.9 25% $348.5 63% Treasury management Small business Consumer

Asset Quality 24 Asset quality has improved significantly while balance sheet growth has continued on a strong upward trend NPAs / Total Assets NPLs / Total Loans Allowance for Loan Losses / NPLs Net Charge-Offs (Recoveries) / Average Loans 1.62% 0.90% 0.50% 0.37% 0.31% 0.33% 2012 2013 2014 2015 2016 2Q17 1.23% 0.37% 0.04% 0.02% 0.09% 0.20% 2012 2013 2014 2015 2016 2Q17 133.3% 293.0% 1,959.5% 5,000.6% 1,013.9% 383.8% 2012 2013 2014 2015 2016 2Q17 0.69% 0.17% 0.00% (0.07%) 0.15% 0.01% 2012 2013 2014 2015 2016 2Q17

Capital 25 Following the initial public offering in late 2013, the Company deployed capital to fund commercial loan growth, driving revenue growth and improved profitability 2016 capital offerings: 2Q16: raised $22.8 million of common equity 3Q16: issued $25.0 million in publicly traded subordinated debt 4Q16: raised $23.5 million of common equity Significant insider ownership ensures board, management and shareholder interests are aligned 1 1 1 See Reconciliation of Non-GAAP Financial Measures $19.38 $20.74 $22.24 $22.93 $23.67 $23.94 $23.04 $23.52 $24.43 10.8% 9.5% 7.9% 6.8% 7.7% 7.3% 8.1% 7.5% 6.7% 2013 2014 2015 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 TBV Per Share TCE / TA 11.7% 9.9% 8.3% 7.7% 8.1% 7.6% 8.7% 8.4% 7.5% 15.6% 12.6% 10.1% 9.4% 10.7% 10.1% 11.5% 10.9% 9.7% 17.1% 13.8% 12.3% 11.4% 12.5% 13.7% 15.0% 14.2% 12.7% 2013 2014 2015 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Tier 1 Leverage Tier 1 Capital Total Capital Tangible Common Equity 1 Regulatory Capital Ratios

Pro Forma Capital Ratios 26 The following illustrates the pro forma impact of a $40 million common equity raise on the Company’s June 30, 2017 capital ratios 1 See Reconciliation of Non-GAAP Financial Measures 1 6.7% 7.5% 9.7% 9.7% 12.7% 8.2% 9.1% 11.9% 11.9% 14.8% TCE / TA Tier 1 Leverage Common Equity Tier 1 Tier 1 Capital Total Capital As Reported (6/30/17) Pro Forma for Offering

Efficiency Ratio < 50% Noninterest Expense / Average Assets < 1.40% ROATCE 1 12.00% ROAA 0.90% + Expected Quarterly Results at $3.8-$4.0B Enhancing franchise value 1 Operating seamlessly 2 Remaining agile 3 Remain opportunistic Constant evolution and refinement of our business model Add asset generation channels and diversified revenue streams Deliver increased operating leverage, profitability and earnings growth Maintain strict credit quality standards, enterprise risk management Invest in people, process and technology; capitalize on our award-winning culture 1 Assumes average tangible common equity/tangible assets of 7.50%. Execution 27

Investment Summary Strong earnings growth improving profitability Demonstrated track record of deploying capital to fuel loan growth while maintaining strong asset quality Investments in commercial lending platforms are producing results Geographic and credit product diversity provide ability to generate sustained balance sheet growth Consumer banking platform well-positioned to capitalize on changing consumer preferences Full service, technology-driven model designated to deliver increasing efficiency Experienced management team committed to building shareholder value 28

Reconciliation of Non-GAAP Financial Measures

Dollars in thousands	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17
Total equity - GAAP	$102,912	$104,330	$107,830	$135,679	$137,154	$153,942	$157,491	$163,830
Adjustments:								
Goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Tangible common equity	$98,225	$99,643	$103,143	$130,992	$132,467	$149,255	$152,804	$159,143
Total assets - GAAP	$ 1,166,170	$ 1,269,870	$ 1,527,719	$ 1,702,468	$ 1,824,196	$ 1,854,335	$ 2,052,803	$ 2,381,271
Adjustments:								
Goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Tangible assets	$ 1,161,483	$ 1,265,183	$ 1,523,032	$ 1,697,781	$ 1,819,509	$ 1,849,648	$ 2,048,116	$ 2,376,584
Common shares outstanding	4,484,513	4,481,347	4,497,284	5,533,050	5,533,050	6,478,050	6,497,662	6,513,577
Book value per common share	$22.95	$23.28	$23.98	$24.52	$24.79	$23.76	$24.24	$25.15
Effect of goodwill	(1.05)	(1.04)	(1.05)	(0.85)	(0.85)	(0.72)	(0.72)	(0.72)
Tangible book value per common share	$21.90	$22.24	$22.93	$23.67	$23.94	$23.04	$23.52	$24.43
Total shareholders' equity to assets ratio	8.82%	8.22%	7.06%	7.97%	7.52%	8.30%	7.67%	6.88%
Effect of goodwill	(0.36%)	(0.34%)	(0.29%)	(0.25%)	(0.24%)	(0.23%)	(0.21%)	(0.18%)
Tangible common equity to tangible assets ratio	8.46%	7.88%	6.77%	7.72%	7.28%	8.07%	7.46%	6.70%
Total average equity - GAAP	$100,885	$103,583	$106,278	$117,913	$135,666	$135,974	$154,798	$161,228
Adjustments:								
Average goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Average tangible common equity	$96,198	$98,896	$101,591	$113,226	$130,979	$131,287	$150,111	$156,541
Return on average shareholders' equity	9.14%	8.73%	9.20%	9.67%	9.08%	10.85%	7.42%	9.95%
Effect of goodwill	0.44%	0.41%	0.43%	0.40%	0.33%	0.39%	0.23%	0.30%
Return on average tangible common equity	9.58%	9.14%	9.63%	10.07%	9.41%	11.24%	7.65%	10.25%

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FIRST INTERNET BANCORP

Reconciliation of Non-GAAP Financial Measures 30 1 Assuming a 35% tax rate Dollars in thousands 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Net Income 2,323 $ 2,278 $ 2,432 $ 2,834 $ 3,098 $ 3,710 $ 2,832 $ 4,001 $ Adjustments: Income tax provision 1,229 1,195 1,298 1,421 1,521 1,671 1,023 1,464 Provision for loan losses 454 746 946 924 2,204 256 1,035 1,322 Pre-tax, pre-provision earnings 4,006 $ 4,219 $ 4,676 $ 5,179 $ 6,823 $ 5,637 $ 4,890 $ 6,787 $ Net interest income 7,839 $ 8,568 $ 9,141 $ 9,306 $ 10,338 $ 10,904 $ 11,457 $ 12,974 $ Adjustments: Fully-taxable equivalent adjustments 1 50 60 69 144 239 256 306 543 Net interest income - FTE 7,889 $ 8,628 $ 9,210 $ 9,450 $ 10,577 $ 11,160 $ 11,763 $ 13,517 $ Net interest margin 2.84% 2.85% 2.78% 2.39% 2.42% 2.42% 2.50% 2.43% Effect of fully-taxable equivalent adjustments 1 0.02% 0.02% 0.02% 0.04% 0.05% 0.06% 0.07% 0.10% Net interest margin - FTE 2.86% 2.87% 2.80% 2.43% 2.47% 2.48% 2.57% 2.53%

First Internet Bancorp NASDAQ: INBK Common Equity Offering September 14, 2017